Mail Stop 6010	February 21, 2006

Mr. Robert DelVecchio
Chief Executive and Chief Financial Officer
Assured Pharmacy, Inc.
17935 Sky Park Circle, Suite F
Irvine, California 92614

Re:	Assured Pharmacy, Inc.
	Registration Statement on Form SB-2
	Amendment no. 2 filed January 25, 2006
	File No. 333-121288

Dear Mr. DelVecchio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.


2. Please update the discussion in the prospectus to the most recent date practicable. For example, you discuss expenses and losses as of
September 30, 2005. In addition, the discussion concerning your dependence upon one drug vendor for the year ended December 31, 2004, should be updated.  Please revise.

Prospectus Cover Page
3. Please limit the cover page to the information that is required by
Item 501 of Regulation S-B and to one page. Your cover page contains superfluous information. For example you do not need to disclose the detailed information concerning the exempt offerings. You may describe this information in the body of the prospectus. Please review your cover page for all superfluous items and revise.

Prospectus Summary, page 1

4. Please provide your phone number as required by Item 503(c) of Regulation S-B.

Executive Compensation, page 51
5. Please update the discussion to provide the information for 2005.

ACCOUNTING COMMENTS:

Form SB-2 Amendment No. 2 filed January 25, 2006

Financial Statements - December 31, 2004

6. Your financial information is now stale. Please provide updated financial information through December 31, 2005.

Consolidated Statements of Operations, page F-5

7. Refer to your response to comment 18. Please include any related financial statement note disclosure that may be needed to understand the nature of this funding and the amounts funded similar to what you provided in the interim financial statements. Also revise the title of this statement from "Consolidated Statements of Operations" to cash flows.










2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-13

8. Please refer to your response to our prior comment number 21.
Please note that we may have additional comments regarding your forthcoming analysis of your revenue recognition policy.

4. Intangible Assets, pages F-20

9. We note your responses to our prior comment numbers 23 and 25.
Your response and disclosure are still unclear about what happened related to this transaction. Please address the following issues related to this transaction:

a. Identify the total consideration given at the acquisition of the
license. Your response under "Conclusion" on page 10 appears to indicate that you allocated $3.0 million to the license and an additional $3.0 million to goodwill. This also appears to contradict the purchase price allocation included in your response to comment
25
in the table on page 12.
b. Clarify for us how the valuation of the business enterprise was factored in to your determination of fair value given that the $6.5 million valuation discussed there does not appear to relate to any of the other amounts disclosed.
c. Describe the restrictions to the common stock that were issued and link these restrictions to the support of the discount applied. Include a detailed discussion of the two methodologies that you used to determine the discount that link the discounts arrived at to the actual restrictions.
d. Revise your disclosure to reflect any of the information discussed in your previous responses or this response.
e. You refer to the use of a third party valuation firm in connection with the valuation provided on page 27 of your document. Please name the valuation expert and include a consent in your filing.












Interim Financial Statements - September 30, 2005

Notes to Unaudited Condensed Consolidated Financial Statements, page
F-36

4.  Line of Credit, page F-43

10. Please provide to us your analysis of any potential beneficial conversion feature that occurred at the initial drawing on the line of credit, and any drawings made subsequent to that time period.
Refer to Case 1(d) of EITF 98-5.


Exhibit 5
11. Please revise and update your opinion as necessary to reflect the changes to the offering from the initial filing and subsequent amendment.


*	*	*	*	*


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tabatha Akins at (202) 551-3649 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact John
Krug at (202) 551-3862 or me at (202) 551-3710 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director




cc: Bryan Clark, Esquire
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